Buenos Aires, July 10th, 2018

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Sierra Chata – New 35-year term unconventional hydrocarbon exploitation concession.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and Bolsas y Mercados Argentinos S.A. (“ByMA”), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”) to inform that on the date hereof an Investment Agreement was executed with the Province of Neuquén, granting a new unconventional hydrocarbon exploitation concession for the Sierra Chata Block (hereinafter the “Block”) for a 35-year term, aiming at the development of unconventional gas (shale and tight), that will come into force with the corresponding Provincial Decree.

The Block is located 150 km northwest from the Neuquén City and has a surface area of 863.8 km2. The Company is the operator of the concession and holds a 45.5523% stake, along with Mobil Argentina S.A. and Total Austral S.A. Sucursal Argentina, each holding 50.9956% and 3.4251% participation, respectively.

The committed investments in the Area amounts to 520 million dollars for the next 5 years (of which Pampa will contribute with the amount adjusted by its participation in the Block), disbursing an exploitation bond and a contribution for corporate social responsibility of 30 million dollars. This project is in line with the Company’s strategy to focus its investments in the exploration and production of natural gas, with special focus on the development and exploitation of unconventional gas reserves (shale and tight).

Sincerely,

______________________

Victoria Hitce

Head of Market Relations